Exhibit 99.32

Cresco Labs Announces Retirement of Ken Amann and Appointment of Dennis Olis as Chief Financial Officer

Mr. Amann to remain in an advisory role as part of the planned transition

Dennis Olis has been named Chief Financial Officer of Cresco Labs

CHICAGO - June [16], 2020 — Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco” or “the Company”), one of the largest vertically integrated multistate cannabis operators in the United States, today announced that Ken Amann, who has been the Company’s Chief Financial Officer since 2015, is retiring effective December 31, 2020. As part of a planned transition, the Company also appointed Dennis Olis to replace Mr. Amann as Chief Financial Officer (“CFO”), effective July 1, 2020. Mr. Olis joins Cresco Labs after previously serving as CFO for Allscripts Healthcare Solutions (NASDAQ: MDRX). Mr. Olis brings an extensive background in operations, financial planning and analysis, accounting, financial reporting, tax, internal audit, treasury and mergers and acquisitions at Allscripts and previously at Motorola. Mr. Amann will remain in an advisory role through the remainder of 2020 to ensure a smooth transition of responsibilities.

Charlie Bachtell said, “Ken was an early investor in Cresco, and one of the first employees, joining as CFO shortly after Cresco won the initial licenses in Illinois. I know I speak for the entire management team and board of directors when I thank Ken for his significant contribution in growing Cresco to this point. This is bittersweet for me and the Cresco family – it is sad to see Ken go but we wish Ken and his wife, Lisa, nothing but the best in this new phase of their lives. They will always be a part of this Cresco family.”

Mr. Bachtell added, “After a thorough search, I’m thrilled to welcome Dennis Olis as our new CFO. Dennis has an impeccable reputation and brings extensive financial, operational, and strategic management experience. His track record of superior capital allocation and experience managing billions of dollars in annual sales as the SVP of Operations and Strategic Initiatives and as CFO makes him the perfect fit as Cresco enters the next phase of growth.”

Ken Amann said, “This experience at Cresco has been an amazing journey and certainly the highlight of my professional career. I would like to thank the board and management team as well as all of our loyal, long-term shareholders for their support over the past several years. I am confident the team will continue to build upon our leadership position in the U.S. cannabis space. I also know the Company is in great hands, Dennis is a proven, results-oriented CFO with experience in a variety of finance and operations roles at both Allscripts and Motorola.”

Mr. Olis has more than 20 years of financial and operational management experience. At Allscripts Healthcare Solutions, Olis was responsible for the company’s overall financial strategy, including cost management, capital allocation and balance sheet optimization. As CFO he led the $185 million acquisition of McKesson’s healthcare business, increasing revenue by $400 million and the integration effort leading to EBITDA improvement of $100 million within 15 months of the acquisition. Previously, Olis held a variety of senior finance and operations positions at Motorola Inc.

About Cresco Labs:

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Aaron Miles

Vice President, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com